WINHA INTERNATIONAL GROUP LIMITED
3rd Floor, No. 19 Changyi Road, Changmingshui Village
Weguishan Town, Zhongshan City, P.R. China 528458
October 4, 2017
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:      William H. Thompson
Accounting Branch Chief
Re:          Winha International Group Limited
Form 10-K for Fiscal Year Ended March 31, 2017
Filed July 14, 2017
Form 10-Q for Fiscal Quarter Ended June 30, 2017
Filed August 21, 2017
File No. 333-191063
Dear Mr. Thompson:
I am writing in response to the comment letter dated September 28, 2017 that the Staff addressed to Chung Yan Winnie Lam, formerly Chief Executive Officer of Winha International Group Limited. On September 21, 2017, Ms. Lam resigned from the offices that she held with Winha International Group Limited, and I was appointed to those offices.
For ease of reference, we have copied and indented the Staff's comments below. Each is followed by our response.
Form 10-Q for Fiscal Quarter Ended June 30 2017
Notes to Consolidated Financial Statements
2.  Summary of Significant Accounting Policies
Deconsolidation of Australian Wina and Equity Method on Investment, page 8
1.
We note that all of your assets relate to your equity-method investment in Australian Winha. We also note that you have provided summarized financial information for this investment in Note 4. Considering the materiality of this investment to your financial condition and results of operations, please tell us what disclosures, in addition to the information expressly required, you intend to provide to make the required information not misleading in light of the circumstances under which it is made, if applicable.

Response to Comment 1:
In future filings, in the Notes to the Financial Statements, the Company will continue the disclosures regarding the equity investment to including the reconciliation schedule of changes in the equity investment, and summarize the results of operations of Australia Winha.
In future quarterly and annual filings, since Australian Winha is publicly traded in Australia on the ASX, we will disclose as of the latest balance sheet date, the market value of our investment on such date. In addition, we will expand Management's Discussion and Analysis to provide, with respect to the investee, Australian Winha, an analysis of its financial condition and results of operations substantially compliant with Item 303 of Regulation S-K.
4.  Equity Investment, page 19
2.
Reference is made to Form 8-K filed July 17, 2017. We note that Australian Winha prepared its financial statements in accordance with IFRS as issued by the IASB. In that regard, please tell us whether the equity earnings of Australian Winha included in your net income are determined in accordance with U.S. GAAP. Refer to ASC 323-10-20.

Response to Comment 2:
The consolidated financial statements of Australian Winha were prepared for filing with the ASX and audited by our Australian CPA.  The consolidated financial statements of the US Company include the equity earnings of Australian Winha. The financial statements of the US Company's subsidiaries up to Australian Winha were prepared in accordance with US GAAP. These financial statements were consolidated with those of Australian Winha, which had no operations. Therefore, the equity earnings of Australian Winha were prepared in accordance with US GAAP, as the financial statements prepared under IFRS were materially the same as if they had been prepared under US GAAP.
*       *       *       *       *
I note your reminder that Winha International and its management are responsible for the accuracy and adequacy of the Company's disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Should you have any further comments or questions, please direct them to our U.S. counsel:
Robert Brantl, Esq.
Telephone: 914-693-3026
Fax: 914-693-1807
Email: robertbrantl@earthlink.net
Yours,
/s/ Fuxiao Shi
Fuxiao Shi Chief Executive Officer, Chief Financial Officer